Exhibit 2.1

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 (this “Amendment”) dated as of April 14, 2011 to the Agreement and Plan of Merger referred to below by and among SyntheMed, Inc., a Delaware corporation (“SyntheMed”), SYMD Acquisition Sub, Inc.,  a newly-formed Massachusetts corporation and a wholly-owned subsidiary of SyntheMed (“Merger Sub”), and Pathfinder, LLC, a Massachusetts limited liability company (“Pathfinder”).

WITNESSETH:

WHEREAS, SyntheMed, Merger Sub and Pathfinder are parties  to that certain Agreement and Plan of Merger dated as of December 22, 2010, as amended by Amendment No. 1 thereto effective February 15, 2011 (the “Merger Agreement”); and

WHEREAS, the parties hereto desire to amend certain provisions of the Merger Agreement in accordance with the provisions of Section 8.1 thereof.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

SECTION  1.  Capitalized Terms.  Capitalized terms that are not defined in this Amendment have the respective meanings set forth in the Merger Agreement.

SECTION  2.  Amendments to Merger Agreement.  The Merger Agreement is hereby amended as follows:

(a)           Section 1.10 is hereby amended and restated in its entirety as follows:

“1.10    Tax Consequences.

For federal income tax purposes, the Merger is intended to qualify as a transaction under Section 351 of the Code.”

(b)           Section 2.8(d) is hereby amended and restated in its entirety as follows:

“2.8(d) Qualification as a Section 351 Transaction.  SyntheMed has not taken any action, nor to SyntheMed’s Knowledge is there any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a transaction under Section 351 of the Code.”

(c)  Section 3.8(d) is hereby amended and restated in its entirety as follows:

“3.8(d) Qualification as a Section 351 Transaction. Pathfinder has not taken any action, nor to Pathfinder’s Knowledge is there any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a transaction under Section 351 of the Code.”

(d)           Section 7.1(b) is hereby amended and restated to read in its entirety as follows:

 “(b)           by either Pathfinder or SyntheMed if the Merger shall not have been consummated by May 31, 2011 (unless the failure to consummate the Merger is attributable to a failure on the part of the Party seeking to terminate this Agreement to perform any material obligation required to be performed by such Party at or prior to the Effective Time);”

SECTION  3.  Effect on Merger Agreement. Except as otherwise expressly amended herein, the Merger Agreement shall remain in full force and effect.  All references in any document or agreement to the Merger Agreement shall refer to the Merger Agreement, as amended hereby.

SECTION 4.  Execution in Counterparts; Facsimile Signatures.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the 14th day of April, 2011.

SYNTHEMED, INC.

By: /s/ Barry Frankel
Name:  Barry Frankel
Title:  Chairman, Special Committee

SYMD ACQUISITION SUB, INC.

By: /s/ Barry Frankel
Name:  Barry Frankel
Title:  President

PATHFINDER, LLC

By: /s/ Richard L. Franklin
Name:  Richard L. Franklin
Title:  President and Manager